Exhibit 21.1

Subsidiaries of Phillips Edison – ARC Shopping Center REIT Inc.

Entity	Jurisdiction
Phillips Edison Shopping Center OP GP LLC	Delaware
Phillips Edison – ARC Shopping Center Operating Partnership, L.P.	Delaware
Lakeside (Salem) Station LLC	Delaware
Snowview Station LLC	Delaware